UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-QSB |_| Form N-SAR

                  For Period Ended: September 30, 1999

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

GRACE DEVELOPMENT, INC.
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Full Name of Registrant

Former Name if Applicable

1690 CHANTILLY DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA    30324
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


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|X| (a)           The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

            On September 28, 1999, the Registrant completed a merger (the "Merger") of a wholly-owned subsidiary of the Registrant and New Millennium Multimedia, Inc. ("NM"), pursuant to which the Registrant filed its Current Report on Form 8-K dated September 28, 1999 (the "Merger 8-K"). On October 29, 1999, the Registrant changed its certifying accountants from Dohan and Company, CPA's to Habif, Arogeti & Wynne, LLP ("HAW"), which change was reported on the Registrant's Current Report on Form 8-K dated October 29, 1999. The Registrant is unable to complete the preparation of its unaudited consolidated financial statements for the quarter ended September 30, 1999 (the "Third Quarter Financial Statements"), including, among other matters, the consolidation of results of Avana Communications Corporation ("Avana")and NM, without undue effort and expense. The Registrant needs additional time to address in its Third Quarter Financial Statements certain valuation issues with respect to the recent acquisitions of NM and Avana as well as properly address changes in the equity structure of the Registrant as a result of such acquisitions. Audited financial statements for NM for the year ended December 31, 1998 and for Avana for the years ended December 31, 1998 and 1997 have been filed by an amendment to the Merger 8-K as of the date hereof.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ronald R. McCallum                678                 222-1056
      ------------------            ----------        ------------------
        (Name)                      (Area Code)       (Telephone Number)


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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

            Prior to the Merger, the Registrant conducted no business activities and accordingly, its results of operations for the corresponding period for the previous year reflected no activities. Although the final results are not yet available, the Registrant expects to report that results for the third quarter of its fiscal year will reflect a net loss of approximately $630,000.00, which includes the consolidated results of NM for the full nine-month period, and Avana since May 5, 1999, the date it was acquired by NM.

                                    SIGNATURE

            GRACE DEVELOPMENT, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 1999


                                          By:  /s/RONALD R. MCCALLUM
                                             -----------------------------------
                                               Ronald R. McCallum
                                               Chief Financial Officer


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